PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS LAS VEGAS PHOENIX SAN DIEGO SILICON VALLEY

March 8, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:Kannalife, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 28, 2018

File No. 333-227736

Ladies and Gentlemen:

On behalf of our client, Kannalife, Inc. (formerly known as TYG Solutions Corp.) (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 15, 2019, relating to Amendment No. 1 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from Amendment No. 1 filed on December 28, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Amendment No. 1 filed on December 28, 2018), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 2.

Cover Page

1.We note that in response to prior 1 you have revised the prospectus to indicate that your shares are presently quoted on the OTC Pink Market. We further note that you have revised the prospectus to indicate that the selling stockholders are no longer offering common shares at a fixed price. To sell shares at market prices, there must be an existing trading market for those shares in order to satisfy Item 501(b)(3) of Regulation S-K. Accordingly, please revise the filing to set a fixed price for this offering until such a time as your shares are listed on a national securities exchange, until the shares are quoted on the OTC Bulletin Board, or until the shares are quoted on the OTCQX or the OTCQB.

In response to the Staff’s comment, the Company has revised its disclosures on the Cover Page to set a fixed price for this offering until such a time as the shares are either quoted on the OTC Bulletin Board, OTCQX or OTCQB.

Securities and Exchange Commission

March 8, 2019

Prospectus Summary

Our Business, page 1

2.We note your responses to prior comments 3 and 29 and your revised disclosures on pages 10 and 76. Please revise the Summary section to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. In addition, revise your Summary to indicate that a significant percentage of your assets are concentrated in a single penny stock investment and briefly highlight the potential risk to operations stemming from such concentration given your current plans to fund operations.

In response to the Staff’s comment, the Company has revised its disclosures on page 4 to highlight the auditor's explanatory paragraph regarding the Company’s ability to continue as a going concern and to address the risks that a significant percentage of the Company’s tangible assets are concentrated in a single penny stock investment.

3.We note your revised disclosure on page 1 in response to prior comment 5. Please revise the Summary at the bottom of page 1 so that it provides a brief description of KLS-13019, including the indication or indications that you intend to target and a brief discussion of your current development plans. In this regard, we note that your revised disclosure on page 1 currently provides a complex discussion of patents that relies on multiple scientific and industry terms that are unfamiliar to lay readers

In response to the Staff’s comment, the Company has revised its disclosures on page 1 to provide a brief description of KLS-13019 and current development plans. In addition, as referenced below in the Company’s response to comment no. 6, the Company has substantially revised its summary to address concerns about use of scientific and industry terms.

4.We note your revisions in response to our prior comment 17. Please also revise the statement on page 1 and throughout the prospectus that Cannabidiol Derived Molecules are "capable of treating and preventing diseases associated with free radical mediated stress and oxidative stress including, for example, as previously mentioned, hepatic encephalopathy...," as this suggests that your Cannabidiol Derived Molecules have been determined to be effective by the FDA or a comparable foreign regulatory entity.

In response to the Staff’s comment, the Company has revised its disclosures on page 1 to avoid suggestion that the Cannabidiol Derived Molecules have been determined to be effective by the FDA or a comparable foreign regulatory entity.

5.Please revise your disclosure to explain briefly the significance of your therapeutic agents being considered FDA Monograph topical solutions and PCPC or INCI registered.

In response to the Staff’s comment, the Company has revised its disclosures on page 1 and elsewhere in Amendment No. 2 to explain briefly the significance of the Company’s therapeutic agents being considered FDA Monograph topical solutions and PCPC or INCI registered

6.We note your revised disclosure in response to prior comments 8 and 16, including the insertion of a multi-page glossary in the Summary. Please note that a glossary should not serve as a primary means for explaining information in the prospectus. Please revise the Summary to remove this glossary, or substantially revise it, and be sure to explain all scientific and industry terms, including the three terms referenced in prior comment 8, at first use. For additional guidance, please refer to A Plain English Handbook, section §230.421 available at: https://www.sec.gov/pdf/handbook.pdf.

In response to the Staff’s comment, the Company has substantially revised its disclosures commencing on page 1 and elsewhere in Amendment No. 2 to remove the multi-page glossary and to otherwise simplify the discussion of the Company’s business using plain English.

Securities and Exchange Commission

March 8, 2019

Controlled Substances Laws and Regulations, page 7

7.We note your disclosure that the scheduling of medication which contains cannabidiol could jeopardize your ability to obtain regulatory approval for and successfully market KLS-13019. We also note your disclosure on page 55 and elsewhere that KLS-13019 is not a controlled substance. Please clarify whether KLS-13019 contains cannabidiol and could be regulated as a controlled substance.

In response to the Staff’s comment, the Company has revised its disclosures on page 3 to clarify KLS-13019’s status as it relates to the Controlled Substances Act.

We plan to seek orphan drug designation..., page 20

8.We refer to prior comment 22 and reissue the comment. In this regard, we note that you deleted the disclosure on page 49 but also added substantially similar disclosure on page 21.

In response to the Staff’s comment, the Company has revised its disclosures on pages 18 and 49 to clarify this discrepancy.

Business, page 41

9.We note your disclosure in the last paragraph of page 42 that KLS-13019 is part of an estate of new chemical entities underlying U.S. Patent 9,611,213 and 10,004,722, which address methods useful for treatment of hepatic encephalopathy and related conditions. Please revise your disclosure to clarify whether the patents will cover the use of KLS- 13019 to treat chemotherapy induced peripheral neuropathy.

In response to the Staff’s comment, the Company has revised its disclosures on page 39 to clarify whether the patents will cover the use of KLS- 13019 to treat chemotherapy induced peripheral neuropathy.

Clinical Timelines, page 43

10.Please reconcile your disclosures on page 43 and 76 concerning the costs to conduct Phase 1 trials in CINP.

In response to the Staff’s comment, the Company has revised its disclosures on page 43 to reconcile the costs to conduct Phase 1 trials in CINP.

National Institutes of Health – Office of Technology Transfer (“NIH-OTT”) – Patent 6,630,507, page 46

11.We note your response to our prior comment 19 that you have revised your disclosure to include the material terms of the two license agreements with the NIH. However, we are unable to locate this disclosure and reissue the comment in part. Please disclose the material terms of the license agreements for the '507 patent with the NIH, including each party's rights and obligations, duration of agreement and royalty term, termination provisions and payment provisions. Discuss whether you achieved the benchmarks and/or met the timelines contained in Appendix D and E of both agreements.

In response to the Staff’s comment, the Company has revised its disclosures on page 46 to address the Staff’s comments related to the two license agreements.

Securities and Exchange Commission

March 8, 2019

Kannalife Studies on CBD, page 47

12.We note your response to our prior comment 21. Please further revise your disclosure to clarify whether you and Catalent are jointly conducting preclinical trials on KLS-13023 to treat overt hepatic encephalopathy and, if so, then describe those studies. In addition, where appropriate, please disclose the material terms of your agreements with Catalent.

In response to the Staff’s comment, the Company has revised its disclosure on page 49 to clarify its relationship with Catalent.

Kannalife Strategic Third Party Business Relationships, Licenses and Joint Ventures, page 49

13.We note your revisions in response to our prior comment 24. Please further revise your disclosure to describe the significance of the MTTA with the Natural Products Discovery Institute. To the extent this agreement is material, please describe the material terms of the contract and file it as an exhibit to the registration statement, or tell us why this is not required. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 50 to describe the significance of the MTTA and its material terms. The Company has filed with Amendment No. 2 a full and complete copy of the MTTA as of Exhibit 10.13, subject to a request for confidential treatment for certain information contained in Exhibit 10.13 pursuant to Rule 406 of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 24b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As set forth in Securities Act Rule 406 and Exchange Act Rule 24b-2, the Company has omitted from this exhibit the portions thereof that it desires to keep undisclosed (the “confidential portions”), and has placed “[ * * * ]” in lieu of such confidential portions to indicate that such confidential portions have been redacted from the public filing. In addition, along with its confidential treatment request, the Company has provided for the Securities and Exchange Commission’s (the “Commission”) review an un-redacted version of Exhibit 10.13.

Kannaway LLC - Product Development and Marketing Agreement, page 49

14.We note your revised disclosure in response to prior comment 23. Please revise to (i) explain the dispute and (ii) identify the significant shareholder you reference.

In response to the Staff’s comment, the Company has revised its disclosure on page 50 to explain the dispute and identify the shareholder referenced.

Primary Targets for Drug Discover and Market Size, page 52

15.Please revise your disclosure to explain the significance of the graphics on pages 53 and 55 or remove them from the prospectus.

In response to the Staff’s comment, the Company has revised its disclosure to remove said graphics.

Target 3: Chemotherapy Induced Peripheral Neuropathy (CIPN) – $3+ Billion Market in U.S. , page 55

16.We note your disclosure that KLS-13019 showed evidence of improved in vitro efficacy, safety and oral bioavailability "over CBD in side by side preclinical evaluation and is not a controlled substance." Please revise your disclosure to provide data to support this performance claim and reconcile the final part of your sentence with your disclosure on page 63, which states that KLS-13023 contains controlled substances.

In response to the Staff’s comment, the Company has revised its disclosure on page 56 to address the Staff’s comments related to KLS-13019.

Securities and Exchange Commission

March 8, 2019

Primary Targets for Topical Medicaments and Market Size, page 58

17.We note your responses to our prior comments 10 and 27. However, it does not appear that you have made revisions to address our comment. Please substantially revise this section to disclose which of your "patented, proprietary cannabidiol-derived new chemical entities" can be used for each of the indicated targets and explain the research you have conducted towards treating these indications to date. To the extent you have not conducted research with respect to a given target, please revise the Business section to explain the lack of research and also revise the Summary to remove reference to that target.

In response to the Staff’s comment, the Company has revised its disclosure on page 59 and elsewhere in Amendment No. 2 to include additional information related to topical medicaments and market size.

Recent Sales of Registered Securities, page II-2

18.With respect to the July 25, 2018 share exchange, please revise to discuss the facts relied upon to claim the exemption. Refer to Regulation S-K, Item 701(d).

In response to the Staff’s comment, the Company has revised its disclosure on page II-2 to discuss the facts relied upon to claim the securities exemption.

General

19.Please provide us an analysis as to whether you meet the definition of an "investment company" under Section 3(a) of the Investment Company Act of 1940 and, if so, whether you are exempted from this definition or are otherwise exempt for registering with the Commission as an investment company.

In response to the Staff’s comment, the Company advises the Staff that the Company does not meet the definition of “investment company” under Section 3(a) of the Investment Company Act of 1940. The Company does not (i) hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities, (ii) engage or propose to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding, or (iii) engage or propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and own or propose to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Rather, the Company is a preclinical, pre-commercialization, developmental stage biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. As is common with preclinical biopharmaceutical companies, the Company expects to continue to incur significant expenses and operating losses for the foreseeable future as it continues the research and development of, and clinical trials for, its product candidates. The Company’s ability to generate revenue and become profitable depends upon is ability to obtain regulatory approval for, and successfully commercialize, KLS-13019, KLS-13023 or other product candidates that it may develop, in-license or acquire in the future. At this stage of development, however, such financial metrics, including total assets, are nominal. As a result, the Company’s receipt of capital stock from another entity in connection with the settlement of a dispute represents a disproportionate segment of the Company’s total assets. Such stockholding does not represent the Company’s intent to engage in the business of investing, reinvesting, or trading in securities.

***

Securities and Exchange Commission

March 8, 2019

Please direct any questions regarding the Company’s responses or Amendment No. 2 to me at (619) 515-3221 or john.cleary@procopio.com.

Very truly yours,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/ John P. Cleary

John P. Cleary

cc: Dean Petkanas, Kannalife, Inc.

Mark Corrao, Kannalife, Inc.